

Mail Stop 4720

June 5, 2017

<u>Via Email</u>
Amar Patel
Chief Financial Officer
Nationstar Mortgage Holdings, Inc.
8950 Cypress Waters Blvd.
Coppell, TX 75019

> **Re: Nationstar Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 001-35449**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
Note 4. Advances and Other Receivables, Net, page 92

1. Please consider including a rollforward of the reserves to advances and other receivables in a tabular format in future filings. Show us what your disclosure would look like in your response.

2. Please tell us, and disclose in future filings, an aging of advances and other receivables in the periods presented (i.e. 1-30 days, 31-60 days, 61-90 days, 91-120 days, 120+ days).

3. We note that you identified $152 million of write-offs during 2016 related to advances and other receivables considered not recoverable. Please tell us, and disclose in future filings, your internal policy for writing off advances and other receivables.

<u>Note 5. Reverse Mortgage Interests, Net, page 93</u>

4. Please consider including a rollforward of the reserves for reverse mortgage interest in a tabular format in future filings. Show us what your disclosure would look like in your response.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services